April 27, 2015

Via EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    Energy Transfer Equity, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-32740

Energy Transfer Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-11727

Dear Mr. Thompson:

Set forth below are the responses of Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP” and collectively, the “Partnership,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2015, with respect to the ETE Annual Report on Form 10-K for the year ended December 31, 2014, File No. 001-32740, filed with the Commission on March 2, 2015 and the ETP Annual Report on Form 10-K for the year ended December 31, 2014, File No. 001-11727, filed with the Commission on March 2, 2015.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Phillips 66 Joint Ventures, page 70

1.
We note you formed two joint ventures with Phillips 66. Phillips 66 owns 25% while Energy Transfer Equity, along with Energy Transfer Partners, owns the remaining 75%. Please explain to us how you account for these joint ventures and your basis for the accounting treatment.

RESPONSE: The two joint ventures with Phillips 66 are Energy Transfer Crude Oil Company, LLC (“ET Crude”) and Dakota Access LLC (“Dakota Access” and, together with ET Crude, the “Joint Ventures”). Both of the Joint Ventures are currently developing crude oil pipelines which are expected to begin commercial operations in 2016.

ET Crude and Dakota Access are both owned 25% by Phillips 66, and the remaining 75% of each is owned by ETCO Holdings LLC (“ETCO Holdings”) and Dakota Access Holdings LLC (“Dakota Access Holdings” and, together with ETCO Holdings, the “ET Holding Companies”), respectively. The Joint Ventures are consolidated by the ET Holding Companies in accordance with FASB Accounting Standards Codification Topic 810, Consolidation (“ASC 810”). As of December 31, 2014, the ET Holding Companies were both owned 60% by ETE and 40% by ETP, and ETP accounted for its interests in the ET Holding Companies in accordance with FASB Accounting Standards Codification Topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Thus, as of December 31, 2014, ETP’s consolidated balance sheet reflected equity method investments in the ET Holding Companies. However, given that the Joint Ventures are currently in development, ETP’s consolidated statement of operations for the year ended December 31, 2014 reflected zero equity in earnings related to ETP’s investments in the ET Holding Companies.
As disclosed in Forms 8-K filed by ETE and ETP on March 10, 2015, a transaction (the “Bakken Exchange”) was consummated on March 9, 2015, whereby ETE transferred its 60% interests in the ET Holding Companies to ETP. The Bakken Exchange also included the transfer between ETE and ETP of other interests and cash. Subsequent to the Bakken Exchange on March 9, 2015, ETP owns 100% of the ET Holding Companies. ETP now consolidates the ET Holding Companies in accordance with ASC 810; therefore, beginning with the financial statements to be issued for the quarter ended March 31, 2015, the Joint Ventures will be reflected on ETP’s consolidated financial statements as consolidated subsidiaries, and Phillips 66’s 25% interest in the Joint Ventures will be reflected as noncontrolling interest.
With respect to ETE’s consolidated financial statements, given that ETE consolidates ETP, ETE’s consolidated financial statements reflect a combined 100% interest in the ET Holdings Companies, both before and after the Bakken Exchange. Consequently, ETE consolidated the Joint Ventures prior to the Bakken Exchange and continues to do so subsequently, with Phillips 66’s 25% interest in the Joint Ventures reflected as noncontrolling interest.
Segment Operating Results, page 74

2.	As part of our prior review of Energy Transfer Partner’s Form 10-K for the year ended December 31, 2013 we wrote you the following comment:

“We note several instances in your discussions of segment results where you disclose an increase or decrease in operating expenses and general and administrative expenses without describing the underlying reasons for the increase or decrease. Please disclose the underlying causes for the changes in future filings. Also, we note that you identify more than one factor underlying increases or decreases in gross margins and costs and expenses without quantifying the impact of the factors. In future filings please quantify to the extent practical of the impact of each factor identified.”

It appears that the disclosures related to Energy Transfer Partners were reasonably revised in accordance with the previous comment. However, we note occurrences where it appears there were no revisions to the disclosures of Energy Transfer Equity. Please consider this comment in future filings of Energy Transfer Equity as well.

RESPONSE: We confirm that we will disclose the underlying causes for the changes discussed in our results of operations in future filings. We also confirm that we will quantify the impacts of each factor underlying the increases or decreases in future filings.

Notes to Consolidated Financial Statements

3. Acquisition and Related Transactions, page F-27

3.	Please explain to us why the pro forma results of operations do not include the Susser or Hoover transactions. Reference is made to ASC 805-10-50-3.

RESPONSE: For purposes of the presentation of pro forma results of operations in the notes to consolidated financial statements, we excluded the Susser and Hoover transactions based on our conclusion that these transactions were not material, either individually and collectively. Our consideration of materiality was based on quantitative factors, as well as qualitative factors. For example, we considered the following:

•
From a quantitative perspective, we considered the pro forma impact of the Susser and Hoover transactions, which would have been less than 1% to ETE’s pro forma net income attributable to partners for both of the years ended December 31, 2014 and 2013.

•
From a quantitative perspective, we also considered the analysis that we had performed to determine whether the Susser and Hoover transactions would trigger requirements for the filing of acquiree financial statements under Rule 3-05 of Regulation S-X or pro forma financial statement under Article 11 of Regulation S-X. In conjunction with that analysis, we noted that the Susser and Hoover transactions did not exceed 5%, individually or collectively, based on the conditions in Rule 1-02(w) of Regulation S-X. While we understand that the Regulation S-X requirements are separate and distinct from the ASC 805 requirements, we believe that the Regulation S-X requirements are useful and relevant measures to evaluate the quantitative significance of business combinations.

•	From a qualitative perspective, we considered that neither the Susser nor the Hoover transaction represented a fundamental change to either ETE or ETP, on a consolidated basis or at the segment level.

Based on the considerations noted above, along with discussions among management, we concluded that the Susser and Hoover transactions were not material, individually or collectively.
In preparing the pro forma results of operations included in ETE’s notes to consolidated financial statements, in general, our practice historically has been to reflect the transactions that are included in the respective footnotes of ETE’s separately reporting subsidiaries (i.e., in the separate Form 10-K of ETP and Regency). However, as discussed further below, we specifically excluded the Hoover transaction from ETE’s pro forma results of operations in order to avoid creating confusion among users of ETE’s financial statements.
Susser Holdings Corporation was acquired by ETP in 2014, and we concluded that the pro forma impact was not material to ETP’s consolidated financial statements; therefore, the Susser transaction was excluded from ETP’s pro forma results of operations. Likewise, the Susser transaction was excluded from ETE’s pro forma results of operations.
Hoover Energy Partners, LP was acquired by Regency in 2014. Regency included the Hoover transaction in the pro forma results of operations presented in its Form 10-K for the year ended December 31, 2014. We considered including the Hoover transaction in ETE’s pro forma results of operations based on the general practice, as noted above, of including the pro forma impact from transactions that are presented in the pro forma results of operations in the separate financial statements of ETE’s subsidiaries. However, in order to avoid confusion, we excluded the pro forma impact of the Hoover transaction from ETE’s pro forma results of operations, because we believed the inclusion of the Hoover transaction (while excluding the Susser transaction) might imply that the Hoover transaction was material while the Susser transaction was not.
In preparing the notes to consolidated financial statements, we did not consider it necessary to specifically indicate that the Susser and Hoover transactions were excluded from the pro forma results of operations due to immateriality. However, in preparing our response to this comment, we have further considered whether such information would be beneficial to financial statement users in situations where we have reflected pro forma results of operations but have excluded certain transactions. As such, we intend to include such a statement in future filings, to the extent we present pro forma results of operations but exclude certain transactions.
* * * * *
In connection with our response to the Staff’s comments relating to the Forms 10-K, both ETE and ETP hereby acknowledge that:
• ETP and ETE are responsible for the adequacy and accuracy of the disclosure in the filings;
•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•ETP and ETE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

/s/ Jamie Welch
Jamie Welch
Group Chief Financial Officer, ETE

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer, ETP

Cc:    Kenneth Clay
Grant Thornton LLP